51 Madison Avenue

New York, New York 10010

September 25, 2020

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Mr. Ellington:

This letter responds to comments that you provided telephonically on August 27, 2020 to Matthew Curtin and Richard Coyle of Chapman and Cutler LLP regarding the Registrant’s April 30, 2020 Annual Report to Shareholders (“Shareholder Report”) and certain of the series of the Registrant (each a “Fund”). On behalf of the Registrant, your comments and the Registrant’s responses thereto are provided below.

Comment 1: In the “Statements of Assets and Liabilities” section of the Shareholder Report, each of IQ Global Resources ETF and IQ 50 Percent Hedged FTSE International ETF disclose material reclaims receivable as of the most recent fiscal year end. Please explain which country or countries to which these receivables are attributable and how the Funds monitor the collectability of these receivables. In addition, please explain whether you considered if any disclosure specific to these reclaims was necessary in the “Notes to Financial Statements” section of the Shareholder Report, for example, distinguishing any country-specific reclaims from general reclaims.

Response: As of its most recent fiscal year end on April 30, 2020, IQ 50 Percent Hedged FTSE International ETF had pending reclaims receivable in Switzerland, Germany, Denmark, Belgium, Austria, France, Ireland, Portugal, Spain, Sweden, and the United Kingdom. As of its most recent fiscal year end on April 30, 2020, IQ Global Resources ETF had pending reclaims receivable in Portugal, Finland, Sweden, Switzerland, France, Germany, United Kingdom, Denmark and Spain.

IndexIQ Advisors LLC (“IndexIQ”), in consultation with foreign tax reclaim specialists at the Funds’ custodian, The Bank of New York Mellon, regularly evaluates the probability of recovering all pending reclaims receivables for the Funds. The Registrant included disclosure in the “Notes to Financial Statements” section on page 229 of the Shareholder Report regarding reclaims receivable, the Funds’ monitoring of reclaims receivable and the risk that a reclaim receivable may be written down partially or in full. Based on the nature and status of the Funds’ reclaims receivable, the Registrant does not believe any country-specific disclosures regarding the reclaims receivable was necessary or required in the Shareholder Report.

Comment 2: In the “Statements of Operations” section of the Shareholder Report, please disclose the net realized gain or loss and net change in net unrealized appreciation/depreciation from affiliated investments separately, as required by Article 6-07(7)(a) and (c) of Regulation S-X. This disclosure was included for some, but not all, of the funds that disclosed affiliated holdings.

Response: The Registrant will include the additional disclosure regarding net realized gain or loss and net change in net unrealized appreciation/depreciation from affiliated investments for all Funds that hold affiliated investments in future shareholder reports.

Comment 3: In the “Notes to Financial Statements” section of the Shareholder Report, Note 6 included disclosure of significant affiliated ownership in several of the Funds. Please explain how large shareholder and large shareholder concentration risk is addressed in the Summary and Statutory Prospectuses for the Funds.

Response: The Registrant discloses Large Investments by Shareholders Risk in the “Additional Risks” section of each Fund’s Statutory Prospectus. Additionally, each Fund also discloses the risks associated with secondary market transactions and prices, which may be affected by activities of large shareholders among other factors, in the Secondary Market Trading Risk and Trading Price Risk in the “Principal Risks” section and “Description of the Principal Risks of the Funds” section of each Fund’s Summary Prospectus and Statutory Prospectus, respectively.

Comment 4: In the “Board of Trustees and Officers” section of the Shareholder Report, please include a statement that additional information about trustees and officers is included in the statements of additional information as required by Item 27(b)(6) of Form N-1A.

Response: The Registrant will include this disclosure in future shareholder reports.

Comment 5: In the Funds’ prospectus, principal risks appear in alphabetical order. In the next update of the registration statement, please order the risks to prioritize the risks that are most likely to adversely affect a Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to a fund, the remaining risks may be alphabetized. Please see ADI 2019-08 (Improving Principal Risks Disclosure).

Response: The Registrant respectfully declines to re-order its principal risk disclosures as requested. Item 9(c) of Form N-1A asks a registrant to “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A asks a registrant to summarize those principal risks. All risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout the fund complex, would require the IndexIQ to monitor the level of principal risk materiality associated with all of the Funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the Funds with additional costs.

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com.

Sincerely, /s/ Jonathan Zimmerman Jonathan Zimmerman Executive Vice President

cc:	Matthew V. Curtin, Esq., Secretary

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP